# SECURITIES AND EXCHANGE COMMISSION

# WASHINGTON, D.C. 20549



## FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001.

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 1-4721

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

SPRINT RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SPRINT CORPORATION
POST OFFICE BOX 11315
KANSAS CITY, MISSOURI 64112



TOTAL NUMBER OF PAGES 28
EXHIBIT INDEX AT PAGE 27

# REQUIRED INFORMATION

1. Opinion of Ernst & Young LLP.

2. Audited Statements of Net Assets Available for Benefits With Fund Information as of December 31, 2001 and 2000.

3. Audited Statements of Changes in Net Assets Available for Benefits With Fund Information For Each of the Years Ended December 31, 2001, 2000 and 1999.

4. Notes to Financial Statements.

5. Supplemental Schedules:
   -Investments as of December 31, 2001.
   -Reportable Transactions For the Year Ended December 31, 2001.

6. Consent of Ernst & Young LLP (Exhibit 23a).

SPRINT RETIREMENT SAVINGS PLAN

2001 ANNUAL REPORT

WITH

REPORT OF INDEPENDENT AUDITORS

**SPRINT RETIREMENT SAVINGS PLAN**

**Index to Financial Statements**

# Report of Independent Auditors

The Employee Benefits Committee
Sprint Corporation

We have audited the accompanying statements of net assets available for benefits of the Sprint Retirement Savings Plan (the Plan) as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules listed in the index to financial statements are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

Kansas City, Missouri
June 12, 2002

0206-0313243

**SPRINT RETIREMENT SAVINGS PLAN**
**STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS**
**(Thousands of Dollars)**

| | December 31, 2001 | December 31, 2000 |
|---|---|---|
| PLAN ASSETS | | |
| Investments at fair value | $ 2,844,988 | $ 2,707,643 |
| Receivables: | | |
| Receivables for unsettled security sales | 5,276 | 1,467 |
| Transfer receivable | 2,524 | 3,669 |
| Contributions receivable | 17 | 10 |
| Other receivables | 95 | - |
| Accrued interest and dividend income | 61 | 1,631 |
| Total assets | 2,852,961 | 2,714,420 |
| PLAN LIABILITIES | | |
| Benefit payment payable | - | 11 |
| Loan repayment payable | 66 | 30 |
| Accrued transfer payable | 3,269 | 2,955 |
| Accrued investment expenses | 23 | 30 |
| Payable for unsettled security purchases | 1,180 | 5,648 |
| Other | - | 2 |
| Total liabilities | 4,538 | 8,676 |
| Net assets available for benefits | $ 2,848,423 | $ 2,705,744 |

See Notes to Financial Statements.

**SPRINT RETIREMENT SAVINGS PLAN**
**STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS**
**(Thousands of Dollars)**

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2001 | 2000 | 1999 |
| Investment income: | | | |
| Interest | $ 17,852 | $ 24,677 | $ 40,309 |
| Dividends | 34,001 | 99,520 | 91,052 |
| Net realized and unrealized appreciation (depreciation) in the fair value of investments | (10,067) | (2,513,345) | 1,875,122 |
| Net investment income (loss) | 41,786 | (2,389,148) | 2,006,483 |
| Contributions - employer (net) | 70,624 | 84,614 | 69,415 |
| Contributions - employee | 207,494 | 202,145 | 181,075 |
| Administrative fees | (24) | (126) | (293) |
| Withdrawals | (183,481) | (376,099) | (312,013) |
| Interest income (expense) | - | - | 32 |
| Transfers from Sprint PCS Plan | - | - | 59,662 |
| Transfers from Centel ESOP | - | 11,807 | - |
| Transfers from Broadband Wireless Group and Parenet | - | 21,942 | - |
| Transfers from other | 516 | - | - |
| Inter-plan fund transfers (net) | 5,764 | 9,199 | (3,795) |
| Net increase (decrease) | 142,679 | (2,435,666) | 2,000,566 |
| Net assets available for benefits: | | | |
| Beginning of year | 2,705,744 | 5,141,410 | 3,140,844 |
| End of year | $ 2,848,423 | $ 2,705,744 | $ 5,141,410 |

See Notes to Financial Statements.

1. DESCRIPTION OF THE PLAN

The following brief description of the Sprint Retirement Savings Plan (Plan) provides only general information. Participants should refer to the Plan document and the summary plan description for more complete information.

General

The Plan is a defined contribution plan established by Sprint Corporation ("Sprint" or the "Company") and adopted by substantially all of its subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Upon its original inception in 1984, the Plan was known as the United Telecom Savings Plan and consisted of the portion now referred to as the Savings Plus Account (SPA). This account includes a qualified cash or deferred arrangement as defined in section 401(k) of the Internal Revenue Code (Code). Effective October 10, 1989, the United Telecommunications, Inc. Employee Stock Ownership Plan, now referred to as the TRASOP Account, was merged into the Plan. The TRASOP account is a defined contribution plan that invests in common stock of the Company.

Effective January 1, 1999, the Sprint Spectrum Savings and Retirement Plan (the PCS Plan) was merged into the Plan which will preserve any benefits, rights and features of the PCS Plan that are required to be preserved under the Internal Revenue Code of 1986 and ERISA. Any amounts that were nonforfeitable with respect to a participant in the PCS Plan immediately before the November 23, 1998 recapitalization date became nonforfeitable under the Plan. The portion of the balance attributable to the employer matching accounts under the PCS Plan as of the merger date became nonforfeitable based on the participant's years of vesting service. The assets and liabilities from the Bond Fund, Equity Income Fund, Aggressive Growth Fund and Global Fund under the PCS Plan were transferred into the the Bond Fund, the Value Stock Fund, the Aggressive Growth Stock Fund, and the International Stock Fund, respectively, under the Plan.

At its meeting on December 14, 1999, the Sprint Board of Directors approved the merger of the Broadband Wireless Group Plans into the Plan effective as of December 31, 1999 and directed the Employee Benefits Committee to establish procedures under which the investment of contributions and account balances of participants in the Broadband Wireless Group Plans would be converted into investments under the Plan.

The Broadband Wireless Group employees include the participants in the American Telecasting, Inc. 401(k) Retirement Plan and the American Telecasting Inc. 401(k) Retirement Plan (Fresno Associates) maintained by American Telecasting, Inc., the People's Choice TV Corporation 401(k) Plan maintained by People's Choice TV Corporation, the Wireless Broadcasting Systems of America, Inc. Employees 401(k) Plan maintained by Wireless Broadcasting Systems of America, Inc., and the Wireless Holdings, Inc. 401(k) Plan and the Videotron U.S.A., Inc. 401(k) Plan maintained by Wireless Holdings, Inc.

Effective January 1, 2000, any Broadband Wireless Group employees who were eligible to participate in the above referenced Broadband Wireless Group Plans are eligible to participate in the Plan. The vesting schedules under the

1. DESCRIPTION OF THE PLAN (Continued)

General (Continued)

respective Broadband Wireless Group Plans remain in effect for company matching contributions made to the Broadband Wireless Group Plans prior to January 1, 2000. The company matching contributions made to the Plan on and after January 1, 2000 for any Broadband Wireless Group employee who had either three or more years of vesting service or less than three years of vesting service as of that date are vested in accordance with the vesting schedules in the Plan. The deferral elections made by participants under the Broadband Wireless Group Plans continue under the Plan until changed by the participants. Effective for contributions to the Plan after December 31, 1999, the investment elections of the participants in the Broadband Wireless Group Plans have been converted into respective investment elections under the Plan.

As of November 1, 2000, the Paranet Inc. 401(k)Plan (the Paranet Plan) was also merged into the Plan. Any Paranet employees who were eligible to participate in the Paranet Plan were eligible to participate in the Plan effective January 1, 1999. The investment elections of the Paranet Plan have been converted into respective investment elections under the Plan.

Under the Plan, separate plan provisions relate solely to the SPA, the TRASOP Account and the Centel Employees' Stock Ownership Plan (CESOP) Account.

The following information pertains only to the SPA:

Eligibility - SPA

Participation in the Plan is voluntary. Individuals employed by the Company or one of its adopting subsidiaries on a regular, full-time basis and who are not represented by a collective bargaining unit are eligible to participate immediately. If an individual is not a permanent full-time employee, the employee is eligible to participate after completing one year of service in which the employee has worked at least 1,000 hours.

Contributions - SPA

Participants can contribute up to 50% of their eligible pay to a pre-tax account, provided total contributions to the pre-tax account did not exceed annual limitations of $10,500 for both 2001 and 2000 plan years and $10,000 for the 1999 plan year. The percentage that can be contributed by participants who meet the definition of a highly compensated employee as defined in the Code is periodically recomputed in order to maintain compliance with the nondiscrimination provisions of the Code. The annual limitation on contributions to the pre-tax account is established under the Code. Contributions are allowed to only the pre-tax account. Subject to certain limitations and restrictions, the Plan permits participants to make rollover contributions from other plans qualified under Section 401 of the Code.

The Company makes a matching contribution to the Plan in an amount which, together with forfeitures of the Company contribution due to participants' withdrawal, equals one-half of the amount contributed by participants. Contributions in excess of 6% of each participant's eligible pay are not included in this calculation of the Company contribution. Contributions are made in Company common stock with a market value equal to the Company contribution requirement.

1. DESCRIPTION OF THE PLAN (Continued)

Contributions - SPA (Continued)

During the 1999 Plan year, company matching contributions were invested 81% in the Sprint FON Stock Fund and 19% in the Sprint PCS Stock Fund. Effective the first quarter of the 2000 plan year, the allocation of the company matching contribution is subject to change based on the relative market capitalization of FON and PCS stocks. During the 2001 plan year, the company contribution invested in FON stock ranged from 57% to 43% and the company matching contribution invested in PCS stock ranged from 43% to 57%. In the future, the allocation could change on a quarterly basis based on the relative market capitalization.

The Plan provides that the Company may provide for an optional additional company contribution each quarter. The amount of this additional contribution, if any, will be based on a quarterly comparison of the performance of the Company's common stock with the performance of common stock of other telecommunications companies. The total amount contributed by the Company under this provision will be the product of the additional quarterly contribution percentage multiplied by the amount contributed by participants. Participant contributions in excess of 6% of eligible pay are not included in this calculation.

Investment Funds - SPA

Participants may direct their contributions into any of twenty-five funds among the Growth Stock Funds, Dividend Growth Stock Fund, Balanced Stock Funds, Money Market Fund, Bond Funds, International Equity Funds, Small Capitalization Growth Stock Fund, Small Capitalization Value Stock Funds, Mid Capitalization Growth Stock Fund, Mid Capitalization Value Stock Fund, Equity Index Fund and Emerging Market Equity Fund, as well as the Sprint FON Stock Fund and the Sprint PCS Stock Fund. The participants may also direct their contributions into five pre-mixed portfolio investment options.

As of June 30, 2001, the Bond Fund, the Growth Stock Fund, Aggressive Growth Stock Fund,Value Stock Fund and International Stock Fund were invested in the PIMCO Total Return Investment Fund, Inc., the Fidelity Magellan Fund, Inc., the Fidelity Dividend Growth Fund, Inc., the Fidelity Equity Income Fund, Inc. and the Fidelity Overseas Fund, Inc., respectively. The Mid Capitalization Growth Stock Fund invested in the Fidelity OTC Portfolio Fund, Inc. The Interest Income Fund was managed by Fidelity Management Trust Company and was invested in a number of investment contracts issued by various insurance companies and banks and the PIMCO Low Duration Fund, Inc. as well as the PIMCO Low Duration II Fund, Inc. The U.S. Stock Index Fund invested in the Fidelity U.S. Equity Index Fund, Inc. and was also managed by Fidelity Management Trust Company.

On July 1, 2001, the Plan started to offer a broad range of well-diversified investment options with investment vehicles. Three existing investment vehicles in the Plan were replaced. The Interest Income Fund managed by Fidelity Management Trust Company was replaced by a PIMCO Bond Fund, i.e., PIMCO Separately Managed Portfolio, Inc. (1 Account). The PIMCO Total Return Investment Fund, Inc. was replaced by another PIMCO Bond Fund, i.e., PIMCO Separately Managed Portfolio, Inc. (B Account). A new U.S. Stock Index Fund, i.e., Barclays' Equity Index Fund, Inc., replaced the Fidelity U.S. Index Fund.

1. DESCRIPTION OF THE PLAN (Continued)

Investment Funds - SPA (Continued)

The five pre-mixed portfolio investment options that the Plan offers are Conservative Growth Portfolio, Moderate Growth Portfolio, Balanced Growth Portfolio, High Growth Portfolio and Aggressive Growth Portfolio. The Growth Stock Funds are invested in Harbor Capital Appreciation Fund, Inc. and the White Oak Growth Stock Fund, Inc. in addition to the Fidelity Magellan Fund, Inc. The Large Blend Stock Fund is invested in the Fidelity Dividend Growth Fund, Inc. The International Equity Funds are invested in the Janus Aspen Worldwide Growth Fund, Inc., the Capital Guardian International Equity Fund, Inc. and the Barclays' EAFE Equity Index Fund, Inc. in addition to the Fidelity Overseas Fund, Inc. The Bond Funds are invested in the PIMCO High Yield Fund, Inc., the PIMCO Foreign Bond Fund, Inc. and the GMO Emerging Country Debt Share Fund, Inc. in addition to the PIMCO Separately Managed Portfolio, Inc. The Balanced Stock Fund is invested in the Barclays' Russell 1000 Value Index Fund in addition to the Fidelity Equity Income Fund, Inc. The Money Market Fund is invested in Barclays' Money Market Fund, Inc. The Small Capitalization Growth Stock Fund is invested in Barclays' Russell 2000 Growth Index Fund. The Small Capitalization Value Stock Funds are invested in the Barclays' Russell 2000 Index Fund, Inc. and the U.S. Small Capitalization Value Portfolio of DFA, Inc. The Mid-Capitalization Growth Stock Fund is still invested in the Fidelity OTC Portfolio, Inc. The Mid-Capitalization Value Stock Fund is invested in the American Century Equity Income Fund, Inc. And finally, the Emerging Market Equity Fund is invested in the Capital Guardian Emerging Markets Equity Fund, Inc.

Participants are able to invest their own contributions in the Sprint FON Stock Fund and/or the Sprint PCS Stock Fund. For amounts attributable to participants' own contributions, participants are also permitted to transfer their existing balances into and out of those funds.

Participants may redirect the fund in which their current contributions are invested each pay period. Participants may also transfer existing balances on any weekday except holidays or when the New York Stock Exchange is closed. Other limitations on transfers between funds apply in certain circumstances.

The following represents the number of SPA participants in each investment fund as of December 31, 2001, 2000, and 1999:

| | Number of Participants At December 31 | | |
|---|---|---|---|
| | 2001 | 2000 | 1999 |
| Magellan Growth Stock Fund | 31,096 | 29,327 | 26,403 |
| Fidelity Equity Income Fund | 21,143 | 18,815 | 18,910 |
| Interest Income Fund | 23,460 | 22,193 | 18,046 |
| PIMCO Bond Fund | 10,232 | 8,701 | 8,261 |
| Fidelity Overseas Fund | 11,810 | 11,355 | 8,925 |
| Sprint FON Stock Fund | 55,306 | 50,219 | 45,110 |

1. DESCRIPTION OF THE PLAN (Continued)

Investment Funds - SPA (Continued)

| | Number of Participants At December 31 | | |
|---|---|---|---|
| | 2001 | 2000 | 1999 |
| Sprint PCS Stock Fund | 55,634 | 50,333 | 45,175 |
| Fidelity OTC Portfolio | 15,679 | 15,804 | 11,620 |
| Fidelity Dividend Growth Fund | 16,077 | 12,749 | 9,768 |
| U.S. Stock Index Fund | 11,647 | 11,008 | 9,304 |
| Conservative Growth Portfolio | 339 | -- | -- |
| Moderate Growth Portfolio | 525 | -- | -- |
| Balanced Growth Portfolio | 998 | -- | -- |
| High Growth Portfolio | 1,041 | -- | -- |
| Aggressive Growth Portfolio | 1,496 | -- | -- |
| Barclay's Money Market Fund | 1,176 | -- | -- |
| Barclays' Russell 2000 Index Fund | 594 | -- | -- |
| Barclays' EAFE Equity Index Fund | 284 | -- | -- |
| PIMCO High Yield Fund | 700 | -- | -- |
| Barclays' Russell 1000 Value Index Fund | 620 | -- | -- |
| Harbor Capital Appreciation Fund | 1,007 | -- | -- |
| American Century Equity Income Fund | 1,768 | -- | -- |
| White Oak Growth Stock Fund | 1,475 | -- | -- |
| DFA U.S. Small Capitalization Value Fund | 1,503 | -- | -- |
| Barclays' Russell 2000 Growth Index Fund | 533 | -- | -- |
| PIMCO Foreign Bond Fund | 686 | -- | -- |
| Janus Aspen Worldwide Growth Fund | 1,682 | -- | -- |
| Capital Guardian International Equity Fund | 407 | -- | -- |
| GMO Emerging Market Country Debt Share Fund | 456 | -- | -- |
| Capital Guardian Emerging Markets Equity Fund | 204 | -- | -- |

1. DESCRIPTION OF THE PLAN (Continued)

Vesting - SPA

Participants are 100% vested in their participant contribution accounts at all times.

Effective December 1, 2001, participants have a right to their Company contributions based on a graded vesting schedule, which is: 20% vested after two years of service, 40% vested after three years of service, 60% vested after four years of service and 100% vested after 5 or more years of continuous service with the Company. Earlier vesting may occur, if while an employee of the Company, a participant (1) attains age 65, (2) incurs a permanent and total disability, or (3) dies. Special rules may provide for more rapid vesting to certain participants under vesting schedules of prior Plans.

Withdrawing participants who do not meet these vesting guidelines forfeit the non-vested portion of the Company contribution. Such amounts are used to offset future Company contribution requirements.

Withdrawals - SPA

Participants may withdraw the vested value of their account when they retire, terminate employment with the Company, reach age 59 1/2, meet "hardship" requirements defined in the Code, or become permanently and totally disabled. Withdrawals may also be made from the after-tax portion of their account and the vested portion of their Company contribution account that has been held by the Plan for two full calendar years following the year of contribution. These withdrawals may not be made more often than twice per year. The minimum withdrawal is the lesser of $1,000 or 50% of the amount that may be withdrawn.

Participant Loans - SPA

Participants may borrow the lesser of (1) one-half of the total value of their vested account balance, (2) $50,000 reduced by the highest outstanding balance of the participant's loan from the Plan during the one year period ending on the date the loan is made, or (3) the total value of their pre-tax account. The minimum loan is $1,000. Participants may have no more than two loans outstanding from the Plan at a time. Amounts borrowed by participants must be repaid within 5 years and no sooner than 6 months. In the event that the proceeds of the loan are used to acquire a participant's principal residence, the maximum repayment period may be as much as 25 years. The interest rate charged on loans is set by the Employee Benefits Committee.

The following information pertains to the TRASOP account:

Contributions - TRASOP

While it is the intention of the Company to continue maintaining the TRASOP Accounts, Company contributions to the TRASOP account were discontinued after the 1986 plan year. The Company does not intend to make any additional contributions unless favorable tax incentives supporting such contributions become incorporated into future law. Employees may continue to participate in the TRASOP. For certain plan years, the Company elected to allow eligible participants to make after-tax contributions to the Plan.

1. DESCRIPTION OF THE PLAN (Continued)

Eligibility - TRASOP

Individuals employed by the Company or one of its participating subsidiaries during 1976 through 1986 were eligible to participate in the Company contribution amount for such year, provided they had completed one year of continuous employment on or before the end of a plan year and they were still employed by the Company at the end of such year.

Investment Fund - TRASOP

Plan assets are invested solely in Company common stock except for amounts necessary to meet anticipated administrative expenses and distributions.

On December 31, 2001, there were 9,208 participants in both the TRASOP FON Stock Fund and the TRASOP PCS Stock Fund. On December 31, 2000, there were 9,922 participants in both the TRASOP FON Stock Fund and the TRASOP PCS Stock Fund. On December 31, 1999, there were 10,895 participants in both the TRASOP FON Stock Fund and the TRASOP PCS Stock Fund.

Vesting - TRASOP

Participants are 100% vested in shares of common stock allocated to their accounts at all times.

Withdrawals - TRASOP

Participants who elect may withdraw a portion or all of their TRASOP account balance while an active employee of the Company. Upon termination of employment, death, retirement, or disability, or termination of the Plan, participants may elect to withdraw their entire account balance.

Effective November 1, 2000, CESOP was merged into the Plan, for nonbargaining unit employees and the Centel Retirement Savings Plan for Bargaining Unit Employees, as appropriate.

The following information pertains to the CESOP account established in the Plan as a result of this merger:

Eligibility/Contributions - CESOP

Employees of Centel Corporation during the period of January 1, 1975, through December 31, 1986, were eligible to participate in the CESOP. The company made all contributions to the CESOP through December 31, 1986. Effective January 1, 1987, concurrent with the effective date of the Tax Reform Act of 1986, contributions to the CESOP ceased.

Investment Fund - CESOP

Prior to March 9, 1993, CESOP assets were invested solely in company common stock except for amounts necessary to pay dividend distributions, anticipated expenses of the CESOP and fractional share distributions. Effective with the March 9, 1993, merger of Centel and Sprint, each share of Centel common stock was exchanged for 1.37 shares of Sprint common stock. As a result of recapitalization of Sprint common stock on November 23, 1998, the Northern Trust Company, the recordkeeper of the CESOP, adjusted the market value of the Sprint common stock by allocating 89.28% of the total balance to the Sprint FON stock and 10.72% to the Sprint PCS stock. Effective with the November 1,

1. DESCRIPTION OF THE PLAN (Continued)

Investment Fund - CESOP (Continued)

2000 plan merger, Sprint FON stock in the CESOP was transferred to Sprint FON CESOP Stock Fund and Sprint PCS stock in the CESOP was transferred to Sprint PCS CESOP Stock Fund, respectively.

On December 31, 2001, there were 505 participants in both the Sprint FON CESOP Stock Fund and the Sprint PCS CESOP Stock Fund. On December 31, 2000, there were 547 participants in both the Sprint FON CESOP Stock Fund and the Sprint PCS CESOP Stock Fund.

Vesting - CESOP

Participants are 100% vested in their account balances at all times.

Withdrawals - CESOP

Participants may withdraw the balance of their account upon termination of employment, retirement, death, total and permanent disability, or upon termination of the CESOP account.

Dividends paid on shares held in the CESOP account were distributed to participants quarterly in 2001 and annually in 2000. Dividends will be distributed annually in 2000.

Participant Accounts - CESOP

A separate account is maintained for each participant in the CESOP account. Each participant's account is adjusted for (a) company contributions on behalf of the participant, (b) the participant's share of any investment income, and (c) withdrawals.

The following information pertains to SPA and TRASOP accounts:

Participant Accounts

A separate account is maintained for each participant in the Plan. Each participant's account is adjusted for (a) Company contributions on behalf of the participant, (b) the participant's contributions to the Plan, including rollover contributions, (c) the participant's share of any investment income, (d) withdrawals, (e) loans, (f) forfeitures of Company contributions due to the participant's withdrawal, and (g) transfers directed by the participant from one investment fund to another.

Administration and Plan Expenses - SPA, TRASOP and CESOP

The Plan is administered by the Employee Benefits Committee of Sprint. Administrative and investment expenses of the SPA are expenses of the Plan, and except to the extent paid by the Company, are paid out of the trust. Certain administrative charges for employee loans are borne by the participants with outstanding loans. The Company may recover TRASOP administrative costs from the Plan, directly or by reduction of TRASOP dividends, subject to limitations provided in the Code and the Plan. The Plan reimbursed the Company for TRASOP administrative expenses of $26,000 for 2001 and $25,000 for both 2000 and 1999.

1. DESCRIPTION OF THE PLAN (Continued)

Termination

Although the Company has not expressed an intention to terminate the Plan, it reserves the right to amend or terminate the Plan at any time. Should the Plan terminate, the accounts of all participants will become non-forfeitable as of the date of termination.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies of the Plan:

Valuation of Investments

Investments of the Plan are valued at fair value. The fair value of the common stock is based on the value of the last reported sale on the last business day of the year. The fair value of equity mutual funds and bond mutual funds is valued at the redemption price. The fair value of the short term investments is estimated at cost plus accrued interest. Notes receivable from participants are valued at their principal balance.

Interest and Dividend Income, Interest Expense

Dividend income is recorded on the ex-dividend date. Income from the investments is recorded as earned on an accrual basis. Interest expense on the note payable is recorded on an accrual basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ from these estimates.

Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated March 26, 1996, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

Withdrawals

Withdrawals, other than cash, are recorded at the fair market value of the assets on the date of distribution.

3. INVESTMENTS

The Plan's investments are held by the Fidelity Management Trust Company of Boston, Massachusetts, as trustee. The following table presents the Plan investments that represent 5% or more of the Plan's net assets available for benefits.

| | (Thousands of Dollars) December 31, 2001 | 2000 |
|---|---|---|
| Investments at Fair Value as Determined by Quoted Market Price: | | |
| Sprint FON Common Stock | $ 561,066 | $ 562,393 |
| Sprint PCS Common Stock | 643,287 | 483,797 |
| Fidelity Magellan Fund, Inc. | 440,599 | 506,047 |
| Fidelity Equity Income Fund, Inc. | 192,467 | 199,833 |
| PIMCO Separately Managed 1 Account | 270,196 | - |

**SPRINT RETIREMENT SAVINGS PLAN**

**Notes to Financial Statements**

**December 31, 2001**

3. INVESTMENTS (Continued)

As of December 31, 2001 and 2000, the fair value of Plan investments included unrealized appreciation (depreciation) as follows:

| | (Thousands of Dollars) December 31, | |
|---|---|---|
| Value of Unrealized Appreciation (Depreciation) | 2001 | 2000 |
| Investments at Fair Value as Determined by Quoted Market Price: | | |
| Common stock: | | |
| Sprint Corporation - SPA: | | |
| Sprint FON | $(90,773) | $(116,377) |
| Sprint PCS | 69,206 | (39,995) |
| Sprint Corporation - TRASOP | 136,171 | 133,787 |
| Sprint Corporation - CESOP | 5,636 | 5,546 |
| Equity mutual funds | (20,783) | 91,628 |
| Bond mutual funds | 13,010 | 1,364 |
| Equity index fund | (2,878) | 5,578 |
| Other | 122 | - |
| | $ 109,711 | $ 81,531 |

3. INVESTMENTS (Continued)

During 2001, 2000 and 1999, the Plan's investments (including investments purchased, sold and held during the year) appreciated (depreciated) in value as follows:

| Net Realized and Unrealized Appreciation (Depreciation) in Value | (Thousands of Dollars) Years Ended December 31, 2001 | 2000 | 1999 |
|---|---|---|---|
| Investments at Fair Value as Determined by Quoted Market Price: | | | |
| Common stock: | | | |
| Sprint Corporation - SPA | | | |
| Sprint FON | $ (4,394) | $ (1,297,568) | $ 689,364 |
| Sprint PCS | 104,271 | (623,199) | 747,739 |
| Sprint Corporation - TRASOP | 12,220 | (414,943) | 338,139 |
| Sprint Corporation - SA | - | - | (23,648) |
| Sprint Corporation - CESOP | 502 | (3,700) | - |
| Equity mutual funds | (134,089) | (171,204) | 120,222 |
| Bond mutual funds | 14,717 | 2,959 | (6,131) |
| Equity index fund | (3,375) | (5,690) | 9,437 |
| Other | 81 | - | - |
| | $ (10,067) | $ (2,513,345) | $ 1,875,122 |

4. Nonparticipant-Directed Investments

The funds comprised of company stock (FON Stock Fund and PCS Stock Fund) include both participant-directed and nonparticipant-directed amounts. Information regarding the changes in net assets relating to these funds in total is as follows:

| | (Thousands of Dollars) Year Ended December 31 | | |
|---|---|---|---|
| | 2001 | 2000 | 1999 |
| Investment income: | | | |
| Interest | $ 2,476 | $ 2,671 | $ 1,878 |
| Dividends | 13,689 | 13,693 | 13,703 |
| Net realized and unrealized appreciation (depreciation) in the fair value of investments | 99,858 | (1,920,767) | 1,413,455 |
| Net investment income | 116,023 | (1,904,403) | 1,429,036 |
| Contributions - employer (net) | 74,476 | 84,052 | 71,781 |
| Contributions - employee | 58,441 | 74,764 | 49,356 |
| Administrative fees | (4) | (18) | (33) |
| Withdrawals | (68,678) | (188,975) | (149,765) |
| Interest income (expense) | - | - | 32 |
| Transfer from Sprint PCS Plan | - | - | 3,420 |
| Inter-plan fund transfers (net) | 3,136 | 6,830 | 396 |
| Intra-plan fund transfers (net) | (13,968) | 23,399 | 194,691 |
| Net increase | 169,426 | (1,904,351) | 1,598,914 |
| Net assets available for benefits: | | | |
| Beginning of year | 1,096,683 | 3,001,034 | 1,402,120 |
| End of year | $ 1,266,109 | $ 1,096,683 | $ 3,001,034 |

Of the above net assets, information about the net assets of the nonparticipant-directed investments is as follows:

| | (Thousands of Dollars) December 31, | |
|---|---|---|
| | 2001 | 2000 |
| Net Assets: | | |
| Sprint Corporation - SPA | | |
| FON Stock Fund | $ 423,892 | $ 413,397 |
| PCS Stock Fund | 298,361 | 229,018 |

5. SUBSEQUENT EVENT

Since December 31, 2001, there has been a significant decline in the market value of Sprint FON and Sprint PCS stock. As of June 12, 2002, Sprint FON stock has declined in value approximately 25% while Sprint PCS stock has declined approximately 74%. At December 31, 2001, company stock comprised 49.5% of Plan assets.

## SUPPLEMENTAL SCHEDULES

**SPRINT RETIREMENT SAVINGS PLAN**
**Investments**
**December 31, 2001**

| Identity of Issue | (Thousands of Dollars) Cost | Fair Value |
|---|---|---|
| Common stock: | | |
| Sprint Corporation - SPA: | | |
| Sprint Corporation - FON** | $ 651,839 | $ 561,066 |
| Sprint Corporation - PCS** | 574,081 | 643,287 |
| Sprint Corporation - TRASOP: | | |
| Sprint Corporation - FON** | 55,213 | 126,620 |
| Sprint Corporation - PCS** | 9,030 | 73,794 |
| Sprint Corporation - CESOP: | | |
| Sprint Corporation - FON** | 2,076 | 4,959 |
| Sprint Corporation - PCS** | 252 | 3,005 |
| Total common stocks | 1,292,491 | 1,412,731 |
| Equity mutual funds: | | |
| Fidelity Magellan Fund, Inc. ** | 412,657 | 440,599 |
| Fidelity Dividend Growth Fund, Inc. ** | 93,988 | 94,804 |
| Fidelity Equity Income Fund, Inc. ** | 180,700 | 192,467 |
| Fidelity OTC Portfolio Fund, Inc. ** | 142,816 | 94,245 |
| Fidelity Overseas Fund, Inc. ** | 54,814 | 42,150 |
| Capital Gardian International Equity Fund | 892 | 902 |
| Capital Gardian Emerging Market Equity Fund | 335 | 350 |
| Harbor Captial Appreciation Fund | 2,488 | 2,545 |
| Janus Aspen Worldwide Growth Fund | 2,693 | 2,693 |
| White Oak Growth Stock Fund | 4,495 | 4,482 |
| American Century Equity Income Fund | 7,445 | 7,685 |
| DFA U.S. Small-Cap Value Portfolio | 6,446 | 5,952 |
| Barclays' Russell 2000 Index Fund | 1,027 | 1,079 |
| Barclays' EAFE Equity Index Fund | 300 | 292 |
| Barclays' Russell 1000 Value Index Fund | 1,375 | 1,387 |
| Barclays' Russell 2000 Growth Index Fund | 1,087 | 1,143 |
| Total equity mutual funds | 913,558 | 892,775 |
| Bond mutual funds: | | |
| PIMCO High Yield Fund | 1,520 | 1,501 |
| PIMCO Foreign Bond Fund | 1,201 | 1,209 |
| GMO Emerging Country Debt Share Fund | 867 | 811 |
| PIMCO Separately Managed 1 Account | 260,043 | 270,196 |
| PIMCO Separately Managed B Account | 59,596 | 62,520 |
| Total bond mutual funds | 323,227 | 336,237 |
| U.S. Stock index fund: | | |
| Barclays' Equity Index Fund | 61,987 | 59,109 |

**SPRINT RETIREMENT SAVINGS PLAN**
**Investments**
**December 31, 2001**

| Identity of Issue | Cost | Fair Value |
|---|---|---|
| | (Thousands of Dollars) | |
| Short-term investments: | | |
| Barclays' Money Market Fund | $16,387 | $16,387 |
| Fidelity Investment Cash Portfolio ** | 28,287 | 28,287 |
| Total short-term investments | 44,674 | 44,674 |
| Other: | | |
| Conservative Growth Portfolio | 880 | 891 |
| Moderate Growth Portfolio | 969 | 986 |
| Balanced Growth Portfolio | 3,149 | 3,195 |
| High Growth Portfolio | 2,428 | 2,442 |
| Aggressive Growth Portfolio | 3,199 | 3,233 |
| Total other investments | 10,625 | 10,747 |
| Notes receivable from participants | 88,715 | 88,715 |
| Total Investments | $ 2,735,277 | $ 2,844,988 |

** Indicates party-in-interest to the Plan.

**SPRINT RETIREMENT SAVINGS PLAN**

**REPORTABLE TRANSACTIONS**

**For the Year Ended December 31, 2001**

(Thousands of Dollars)

**NO REPORTABLE TRANSACTIONS FOR THE YEAR ENDED DECEMBER 31, 2001.**

## SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Pension & Savings Trusts Committee, which administers the Plan, has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Sprint Retirement Savings Plan

Date: June 28, 2002

By: /s/ Gene Betts

Gene Betts
Pension & Savings Trusts Committee Member

<u>EXHIBIT INDEX</u>

# Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-86458) pertaining to the Sprint Retirement Savings Plan of Sprint Corporation of our report dated June 12, 2002, with respect to the financial statements and schedules of the Sprint Retirement Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2001.

Ernst & Young LLP

Kansas City, Missouri
June 26, 2002

0206-0318392